77C: Submission of matters to a vote of shareholders

A Joint Special Meeting of Shareholders of the Fundamental
IndexPLUS Fund and the Fundamental IndexPLUS TR Fund was held on
September 28, 2006 and reconvened on October 10, 2006 to propose a new sub-advisory agreement between PIMCO and Research Affiliates, LLC with respect to such Funds.

The final tabulation is as follows:

                             # of Shares Voted
Fundamental IndexPLUS Fund
Shares For		        8,152,894.35
Shares Against	                        0.00
Shares Abstaining                   1,723.47
Shares Voted                    8,154,617.82

Fundamental IndexPLUS TR Fund
Shares For		       27,901,023.51
Shares Against	                   15,602.72
Shares Abstaining                  36,886.78
Shares Voted                   27,953,513.01